Royal Bank of Canada

200 Bay Street

Toronto, Ontario

Canada M5J 2J5

December 15, 2023

Via EDGAR

Securities and Exchange Commission,

    Division of Corporation Finance,

        100 F Street, N.E.,

            Washington, D.C. 20549.

Attention: John Stickel

Re:	Royal Bank of Canada – Registration Statement on Form F-3 (File No. 333-275898)

Ladies and Gentlemen:

Royal Bank of Canada (the “Registrant”) respectfully requests that the effective date of the above-captioned Registration Statement, as will be amended the morning of December 19, 2023 by Pre-Effective Amendment No. 1 (the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 9:00 a.m. on December 20, 2023 or as soon as practicable thereafter.

In accordance with the requirements of Rule 461 under the Securities Act of 1933 (the “Act”), the Registrant hereby confirms that it is aware of its obligations under the Act.

Because the Registration Statement is filed as a shelf registration statement under Rule 415 under the Act, there are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been submitted herewith.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Donald R. Crawshaw via telephone at (212) 558-4016 or via e-mail at crawshawd@sullcrom.com, or Spencer J. Nord via telephone at (212) 558-3296 or via e-mail at nords@sullcrom.com.

Very truly yours,

ROYAL BANK OF CANADA

By:	/s/ Joe Cumming
Joe Cumming
Assistant General Counsel and Assistant Secretary

cc:	Donald R. Crawshaw

Spencer J. Nord

(Sullivan & Cromwell LLP)